

May 13, 2011

Sean T. Smith
Senior Vice President and Chief Financial Officer
Photronics, Inc.
15 Secor Road
Brookfield, Connecticut 06804

     Re: Photronics, Inc.
           Form 10-K for the Fiscal Year Ended October 31, 2010
           Filed January 14, 2011
           File No. 000-15451

Dear Mr. Smith:

     We have reviewed your response dated May 2, 2011 and filing and have the following comments.

     Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2010

Financial Statements

Note 14. Income Taxes, page 55

1. Please explain to us in more detail how you calculate undistributed earnings of your subsidiaries using the equity method vs. the unconsolidated (i.e. non-equity method) basis from the perspective of each of the Company's subsidiaries. In this regard, please also explain why you believe that the equity method is a better reflection of undistributed earnings.

2. Further, please explain which method reflects the amount you would be required to use to determine your income tax liability and why.

You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604, or me at (202) 551-3671 if you have any questions.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant